Filed Pursuant to Rule 424(b)(3)

Registration No. 333-274931

Prospectus Supplement No. 8

(To Prospectus Dated December 28, 2023)

ESTRELLA IMMUNOPHARMA, INC.

3,829,338 Shares of Common Stock

Up to 7,036,726 Shares of Common Stock

Up to 2,215,000 Shares of Common Stock Issuable Upon Exercise of Warrants

This prospectus supplement no. 8 and the prospectus, dated December 28, 2023 (as supplemented by prospectus supplement no. 1, dated February 12, 2024, prospectus supplement no. 2, dated February 15, 2024, prospectus supplement no. 3, dated March 7, 2024, prospectus supplement no. 4 dated March 8, 2024, prospectus supplement no. 5 dated May 15, 2024, prospectus supplement no. 6 dated July 2, 2024, and prospectus supplement no. 7 dated August 6, 2024, (the “Prospectus”), which form a part of our registration statement on Form S-1 (No. 333-274931), relate to the resale from time to time of certain shares of common stock (“Common Stock”) of Estrella Immunopharma, Inc. (“we,” “us,” “our,” the “Company” and “Estrella”). These shares include (a) 3,829,338 shares of Common Stock held by the Selling Stockholders as more fully described in the Prospectus, (b) up to 7,036,726 shares of Common Stock that may be issued and sold by us to White Lion Capital, LLC pursuant to a Common Stock Purchase Agreement, as more fully described in the Prospectus and (c) up to 2,215,000 shares of Common Stock issuable to the holders of redeemable warrants (“Warrants”) upon the exercise thereof at an exercise price of $11.50 per share, as more fully described in the Prospectus.

This prospectus supplement is being filed to update and supplement the information contained in the Prospectus with the information contained in the current report on Form 8-K filed by the Company on August 20, 2024 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

You should read this prospectus supplement in conjunction with the Prospectus, including any amendments or supplements thereto. This prospectus supplement is qualified by reference to the Prospectus except to the extent that the information provided by this prospectus supplement supersedes information contained in the Prospectus. This prospectus supplement is not complete without, and may not be delivered or used except in conjunction with, the Prospectus, including any amendments or supplements thereto.

Our Common Stock and Warrants are traded on the Nasdaq Capital Market (“Nasdaq”) under the symbols “ESLA” and “ESLAW,” respectively. On August 21, 2024, the closing price of our Common Stock on Nasdaq was $1.41 per share and the closing price of our Warrants on Nasdaq was $0.10 per Warrant.

Investing in our securities is highly speculative and involves a high degree of risk. See “Risk Factors” beginning on page 7 of the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is August 21, 2024.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): August 14, 2024

Estrella Immunopharma, Inc.

(Exact Name of Registrant as Specified in Charter)

Delaware

(State or Other Jurisdiction of Incorporation)

001-40608	86-1314502
(Commission File Number)	(IRS Employer Identification No.)

5858 Horton Street, Suite 370 Emeryville, California	94608
(Address of Principal Executive Offices)	(Zip Code)

(510) 318-9098

(Registrant’s Telephone Number, Including Area Code)

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.0001 par value	ESLA	The Nasdaq Stock Market LLC
Warrants, each whole warrant exercisable for one share of Common Stock at an exercise price of $11.50	ESLAW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.02	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On August 14, 2024, the Board of Directors of Estrella Immunopharma, Inc. (the “Company”) appointed Ms. Hong Zhang as Chairperson and a member of the Company’s Board of Directors (the “Board”), effective as of the same date. Ms. Zhang’s appointment increases the size of Estrella’s Board from five to six directors. Dr. Cheng Liu, Estrella’s Chief Executive Officer and previous Chairperson, will continue to serve as a director on the Board.

As of the date of this Current Report on Form 8-K, Ms. Hong Zhang has not been named to any committees of the Board.

In connection with Ms. Zhang’s appointment, the Company has entered into a Nonemployee Director Agreement with Ms. Zhang, pursuant to which Ms. Zhang will receive compensation of $5,000 per calendar quarter for her service as a director and an additional $2,500 per calendar quarter for her service as Chairperson of the Board. The Company will also reimburse Ms. Zhang for reasonable expenses incurred in connection with her duties as a director and chairperson. In addition, the Company expects to enter into an indemnification agreement with Ms. Zhang on substantially similar terms as the indemnification agreements the Company has entered into with its other non-employee directors and executive officers. This indemnification agreement requires the Company to indemnify Ms. Zhang for certain reasonable expenses, including attorneys’ fees and retainers, court costs, and witness and expert costs, incurred by Ms. Zhang in any action or proceeding, and any appeal thereof, arising out of their services as directors or executive officers of the Company or any other company or enterprise to which they provide services at the request of the Company.

In addition, the Company is currently engaged in negotiations to enter into a Consulting Agreement with a company owned by Ms. Zhang pursuant to which consulting services would be provided to the Company related to potential strategic initiatives of the Company in Asia, including the development and management of relationships with potential business partners. The compensation and other material terms of the Consulting Agreement are still being negotiated and will be subject to approval by the Board’s audit committee in accordance with the Company’s related party transactions policy. Upon such Consulting Agreement being entered into, the Company will file an amendment to this Form 8-K within four business days after the information is determined or becomes available, in accordance with Item 5.02(d)(4) of Form 8-K.

Item 7.01	Regulation FD Disclosure.

On August 14, 2024, the Company issued a press release announcing Ms. Zhang’s appointment as chairperson and the expansion of the Board from fix to six directors as described under Item 5.02 above. A copy of such press release is attached hereto as Exhibit 99.1 and incorporated herein by reference.

The information in this Item 7.01 of Form 8-K, including Exhibit 99.1, is being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to liabilities under that section and is not incorporated by reference into any filing of the Company under the Securities Act of 1933, as amended, or the Exchange Act, whether made before or after the date hereof, regardless of any general incorporation language in such filing.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

99.1	Press Release issued by Estrella Immunopharma, Inc. on August 14, 2024.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ESTRELLA IMMUNOPHARMA, INC.

Date: August 20, 2024

	By:	/s/ Cheng Liu
	Name:	Cheng Liu
	Title:	Chief Executive Officer

Exhibit 99.1

Estrella Immunopharma Announces Appointment of Hong Zhang as Chairperson and Board Member

EMERYVILLE, California, August 14, 2024 – Estrella Immunopharma, Inc. (NASDAQ: ESLA, ESLAW) ("Estrella", “Estrella Immunopharma”, or the "Company"), a clinical stage biopharmaceutical company focused on developing CD19 and CD22-targeted ARTEMIS® T-cell therapies to treat cancers and autoimmune diseases, today announced the appointment of Hong Zhang as Chairperson and a member of its Board of Directors. This appointment comes shortly after the Company dosed the first patient in its Phase I/II clinical trial (STARLIGHT-1) for EB103, an autologous T-cell therapy for adult patients with relapsed or refractory (R/R) B-cell Non-Hodgkin's Lymphoma (NHL). Ms. Zhang’s appointment increases the size of Estrella's Board from five to six directors. Dr. Cheng Liu, Estrella's Chief Executive Officer and previous Chairman, will continue to serve as a director on the Board.

"Hong is a tremendous addition to our board, bringing extensive strategic leadership experience and financial expertise that will greatly benefit Estrella’s mission,” said Cheng Liu, Ph.D., President and CEO of Estrella. “Hong’s broad financial background will complement the strong science and business expertise already present on the board. I am confident that with Hong’s insights, the Company is well-positioned to continue advancing novel drug development.”

“I am excited to join Estrella and work alongside such a dedicated team committed to making a real difference in the lives of patients,” said Ms. Zhang. “I look forward to contributing to the growth of Estrella.”

Ms. Zhang is a highly accomplished executive with over 25 years of experience in financial and corporate strategy. Most recently, she served as Vice President at Incinta Medical Group Ltd., where she played a key role in establishing the company’s strong financial position and growth. Before that, Ms. Zhang simultaneously served as the Chairperson at Beijing Ocean Co-stone Capital Investment Management Company, and as Managing Director at Shenzhen Co-stone Venture Investment Management Company and oversaw fund management, risk control and investment. Earlier in her career, she held the position of Vice President at UOB Investment (China) Ltd., a private equity company. Ms. Zhang began her career in the legal division of Shandong High-Tech Investment Corporation Co. Ltd., a venture capital firm, working as a management counsel.

In addition to her role at Estrella, Ms. Zhang currently has ownership of and serves on the board of Co-Fame Investment Management Co. Ltd. Ms. Zhang holds a Bachelor of Laws degree from Shandong University and a Postgraduate degree in Laws from China University of Political Science and Law.

About Estrella Immunopharma

Estrella is a clinical-stage biopharmaceutical company developing CD19 and CD22-targeted ARTEMIS® T-cell therapies to treat cancers and autoimmune diseases. Estrella's mission is to harness the evolutionary power of the human immune system to transform the lives of patients fighting cancer and other diseases. To accomplish this mission, Estrella's lead product candidate, EB103, utilizes Eureka's ARTEMIS® technology to target CD19, a protein expressed on the surface of almost all B-cell leukemias and lymphomas. Estrella is also developing EB104, which also utilizes Eureka's ARTEMIS® technology to target not only CD19, but also CD22, a protein that, like CD19, is expressed on the surface of most B-cell malignancies.

For more information about Estrella, please visit www.estrellabio.com.

About EB103

EB103, a T-cell therapy and Estrella’s lead product candidate, also referred to as Estrella's "CD19-Redirected ARTEMIS® T-Cell Therapy," utilizes ARTEMIS® technology licensed from Eureka Therapeutics, Inc. ("Eureka"), Estrella's parent company. Unlike a traditional CAR-T cell, the unique design of an EB103 T-cell allows it to be activated and regulated upon engagement with cancer targets that use a cellular mechanism more closely resembling the one from an endogenous T-cell receptor. Once infused, EB103 T-cells seek out CD19-positive cancer cells, bind to these cells, and destroy them.

EB103 is currently being evaluated in the STARLIGHT-1 Phase I/II clinical trial, which dosed its first patient in July 2024. This trial focuses on assessing the safety and efficacy of EB103 in adult patients with relapsed or refractory B-cell Non-Hodgkin's Lymphoma.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements, including but not limited to those regarding the potential benefits and therapeutic advantages of EB103 and ARTEMIS® T-cell therapy, the anticipated benefits of recent appointments to our board of directors, the anticipated progress and milestones of the STARLIGHT-1 Phase I/II clinical trial, and the future development plans for EB103, are based on our management’s current expectations, estimates, forecasts, and projections about the industry and markets in which we operate and our management’s current beliefs and assumptions. These statements may be identified by the use of forward-looking expressions, including, but not limited to, “expect,” “anticipate,” “intend,” “plan,” “believe,” “estimate,” “potential,” “predict,” “project,” “should,” “would” and similar expressions and the negatives of those terms. These statements relate to future events or our financial performance and involve known and unknown risks, uncertainties, and other factors that could cause actual results, levels of activity, performance, or achievements to differ materially from those expressed or implied by these forward-looking statements. Factors that may cause actual results to differ materially from current expectations include, among other things, those listed under “Risk Factors” and elsewhere in our filings with the Securities and Exchange Commission. The forward-looking statements in this press release represent our views as of the date of this press release. We anticipate that subsequent events and developments will cause our views to change. However, while we may elect to update these forward-looking statements at some point in the future, we have no current intention of doing so except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this press release.

Contact:

Investor Relations

Estrella Biopharma, Inc.

IR@estrellabio.com